NORTHSTAR NEUROSCIENCE, INC.

2401 Fourth Avenue, Suite 300

Seattle, Washington 98121

Via EDGAR and Federal Express

March 30, 2009

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street N.E.

Mail Stop 3030

Washington, D.C. 20549

Attention: Russell Mancuso, Branch Chief

Re:	Northstar Neuroscience, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed March 19, 2009
File No. 001-34078

Dear Mr. Mancuso:

In connection with the above-captioned Schedule 14A filed by Northstar Neuroscience, Inc. (the “Company”), and the letter from the Securities and Exchange Commission (the “Commission”) dated March 26, 2009 with respect thereto, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions, please call Mark F. Hoffman of DLA Piper LLP (US), counsel to the Company, at (206) 839-4832.

Very truly yours,

NORTHSTAR NEUROSCIENCE, INC.

/s/ Brian B. Dow
Brian B. Dow
Vice President of Finance and Chief Financial Officer

cc:	Tom Jones (SEC Division of Corporation Finance, Examiner)
John S. Bowers Jr. (Northstar Neuroscience, Inc.)
Mark F. Hoffman (DLA Piper LLP (US))
Trenton C. Dykes (DLA Piper LLP (US))